FOR IMMEDIATE RELEASE                                                           TSX Venture Exchange Symbol:  GPK.U
                                                                                         OTCBB Symbol:  GPKUF

GRAND PEAK ANNOUNCES PRIVATE PLACEMENT

VANCOUVER, British Columbia, Canada /October 7, 2008/ -- Grand Peak Capital Corp. (the "Company" or "Grand Peak") is pleased to announce that, subject to final regulatory approval, it will carry out a non-brokered private placement (the "Private Placement") for up to 5,500,000 units (each, a "Unit") at a price of US$0.17 per Unit, which Private Placement is expected to close as soon as practicable after receipt of final TSX Venture Exchange (the "TSX-V") acceptance of the Private Placement. Each Unit consists of one common share of the Company and one share purchase warrant (a "Warrant").  Each Warrant entitles the holder to purchase one common share of the Company at a price of US$0.23 for a term of two years from the date of issue of such Warrant. The Company is expecting to raise in aggregate up to US$935,000 from the sale of the Units. All securities issued with respect to the Private Placement will be subject to a hold period that expires four months and a day from the closing date in accordance with the rules and policies of the TSX-V and applicable Canadian securities laws and such other further restrictions as may apply under foreign securities laws.

Subject to TSX-V approval, the Company will pay a finder's fee to an arms-length party in the aggregate amount of up to US$46,750, which represents an amount equal to five (5%) of the gross proceeds raised from the Private Placement.

The Company will be using the proceeds of the Private Placement for working capital and general investment purposes.

Contact:         Navchand Jagpal
Tel: (604) 443-5059

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Grand Peak with respect to its performance, business and future events.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves or other business plans.  Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, such as: general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Grand Peak does not undertake any obligation to release publicly any revision for updating any voluntary forward–looking statements.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.